                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        SUBURBAN LODGES OF AMERICA, INC.
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   864444104
                                (CUSIP Number)

                              Leonard Chazen, Esq.
                              Covington & Burling
                          1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 29, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                       (Continued on the following pages)
                              (Page 1 of 11 Pages)

CUSIP NO. 864444104                    13D                   Page 2 of 11 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                     Raymond Adam D'Olier French

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)           PF
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION         Ireland
 6
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            307,839
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             307,839
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   470,261
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    778,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    IN
------------------------------------------------------------------------------

CUSIP NO. 864444104                   13D                   Page 3 of 11 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                 Sharwell Securities Trading Ltd.

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)             00
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6                                                   Jersey, Channel Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            197,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          197,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      197,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 864444104                  13D                    Page 4 of 11 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON             Yeoman International Holdings, S.A.
 1
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)                00
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION              Luxembourg
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            197,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          197,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      197,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 864444104                   13D                   Page 5 of 11 Pages

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS                        Kappa Alpha Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON        N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)                OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION              Isle of Man

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER             122,574

     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER           -0-
   BENEFICIALLY
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER        -0-

    REPORTING
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER      122,574
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      122,574
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                        [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)       CO

------------------------------------------------------------------------------

CUSIP NO. 864444104                   13D                    Page 6 of 11 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON              Hibernian Investment Managers Ltd.

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)                OO
 4
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION              Ireland
 6
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            150,687
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   150,687
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    150,687
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    OO
------------------------------------------------------------------------------

CUSIP No. 86444104                     13D                    Page 7 of 11 Pages


                  AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

          This Amendment No. 2 amends and supplements the Statement on
Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Suburban Lodges of America, Inc. (the "Company"), originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 16, 2001 (the "Schedule 13D") by Raymond A.D. French ("Mr. French"), Kappa Alpha Ltd. ("Kappa Alpha"), Sharwell Securities Trading Ltd. ("Sharwell"), Hibernian Investment Managers Ltd. ("Hibernian") and Yeoman International Holdings S.A. ("Yeoman") (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto, filed with the SEC on April 24, 2001. On January 29, 2002, Mr. French, Sharwell and Paul R. Coulson ("Mr. Coulson"), a Director of Sharwell, and also a Director of the Company, together with certain other shareholders of the Company (Mr. French, Mr. Coulson, Sharwell and such shareholders collectively, the "Shareholders"), entered into a Voting Agreement (the "Voting Agreement") with Intown Suites Management, Inc. ("Intown"), in connection with the execution by Intown, Intown Sub, Inc. ("Sub"), Intown Holding Company, L.L.C. and the Company of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 29, 2002, which provides for, among other things, the merger of Sub with and into the Company on the terms and conditions contained in the Merger Agreement.

          Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 2 to the
Schedule 13D to amend the sections set forth herein. No amendment is made to sections not set forth below.

Item 4.  Purpose of Transaction.

          At the Annual Meeting of Shareholders of the Company held on May 17, 2001, Mr. French and Mr. Coulson were elected to the Company's Board of Directors (the "Board").

          On January 29, 2002, Sub and the Company entered into the Merger Agreement. Pursuant to the Merger Agreement, Sub will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") as a wholly-owned subsidiary of Intown. In the Merger, each share of the Company's Common Stock will be converted into the right to receive $8.25 in cash, without interest, plus a proportionate non-transferable beneficial interest in a liquidating trust. Pursuant to the Merger Agreement, the Company has agreed not to declare or pay any dividends on, or make other distributions in respect of, its capital stock, except for purposes of effectuating a proposed divestiture of one of Company's subsidiaries pursuant to the Merger Agreement. Consummation of the Merger is subject to certain closing conditions.

          To induce Intown to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement. The Shareholders own, beneficially and of record, an aggregate of 3,456,572 shares of the Company's Common Stock (the "Subject Shares") which represent 28.85% of the outstanding shares of Company's Common Stock. Pursuant to the Voting Agreement, the Shareholders have agreed, among other things, to vote the Subject Shares in the following manner:

          (1) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement;

          (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled;

CUSIP No. 86444104                     13D                    Page 8 of 11 Pages


           (3) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of the Company; and

           (4) against:

           (a) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation or other change of control involving the Company or any of its subsidiaries, including but not limited to any Acquisition Proposal (as defined in the Merger Agreement);

           (b) any sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than with respect to the Merger Agreement); and

           (c) any amendment of the Company's articles of incorporation and bylaws or other proposal or transaction involving the Company or any of the Company's subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of the Company's capital stock.

           By executing the Voting Agreement, each Shareholder also has irrevocably appointed Intown, or any designee of Intown, as his, her or its proxy and attorney-in-fact (the "Attorney"). The name of each Shareholder and the number of Subject Shares owned of record or beneficially by each Shareholder are set forth in the Voting Agreement, which is incorporated by reference in
Exhibit 1 hereto. In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Shareholders, the Attorney's rights are limited to voting the Subject Shares in the manner indicated in the previous paragraph. The proxies granted in the Voting Agreement terminate upon termination of the Voting Agreement. The obligations of the Shareholders under the Voting Agreement are limited to the extent that such obligations conflict with certain fiduciary duties such Shareholders may have in their capacities as officers or directors of the Company. The Voting Agreement terminates upon the earlier of (1) the consummation of the Merger or (2) the termination of the Merger Agreement pursuant to Section 7.1 thereof.

           To fund the transactions contemplated by the Merger, Intown will, concurrently with the Merger, enter into a new term loan facility with iSTAR Financial Inc. and will amend an existing term loan facility with SouthTrust Bank. Each of the credit facilities will be secured by first-priority mortgages or deeds of trust on extended-stay hotel facilities, including facilities owned by the Company prior to the merger. While these new credit facilities will be consummated concurrently with the consummation of the Merger, the Merger itself is not conditioned upon the completion of these new credit facilities. These facilities are described in greater detail below.

           Concurrently with the consummation of the Merger, a wholly-owned subsidiary of Intown will enter into a new term loan facility with iSTAR Financial Inc., to replace Intown's existing $75 million dollar revolving line of credit with Washington Mutual Bank. Intown will, on a full recourse basis, guarantee the iSTAR Loan. The iSTAR loan will be a 3-year term loan in the amount of $100 million. Interest will accrue on the iSTAR loan at a rate equal to the greater of 7.75% per annum or a variable rate equal to the sum of the one-month London Interbank Offered Rate plus 4.5%.

CUSIP No. 86444104                     13D                    Page 9 of 11 Pages

           The iSTAR Loan will be secured by first-priority mortgages or deeds of trust on 42 extended stay hotels, 30 of which are existing Intown Suites hotels owned by subsidiaries of Intown, and 12 of which are currently Suburban Lodge extended stay hotels owned by subsidiaries of the Company. The iSTAR loan will also be secured by a first-priority security interest in all personal property and other assets of the borrower and its subsidiaries used in connection with the operation of the mortgaged hotels. The iSTAR loan will contain a number of customary affirmative covenants and will require Intown and its wholly-owned subsidiary to meet specified financial covenants.

           Concurrently with the consummation of the Merger, Intown also will enter into a modification of its existing $25 million revolving term loan line of credit facility with SouthTrust Bank, which will increase the total loan amount under this facility to $50 million. The modified SouthTrust loan will consist of a three-year revolving commitment to provide individual term loans, each with a maturity date three years from the date of the funding, up to an aggregate outstanding amount of $50 million. Interest will accrue on borrowings under the modified SouthTrust loan at a rate equal to the 90-day London Interbank Offered Rate plus 3.25%, with a 6.25% minimum. The modified SouthTrust loan will be secured by first-priority mortgages or deeds of trust on 19 extended stay hotels, 5 of which are existing Intown Suites hotels owned by subsidiaries of Intown and which are currently encumbered by Intown's existing loan with SouthTrust, and 14 of which are currently Suburban Lodge hotels owned by subsidiaries of the Company which will be newly pledged to SouthTrust. The subsidiaries encumbered by the modified SouthTrust loan will each guarantee the modified SouthTrust loan, to the extent of the amount of the modified SouthTrust loan allocated to its respective mortgaged property. The modified SouthTrust loan also will be secured by a first-priority security interest in all personal property and other assets of Intown and the encumbered subsidiaries used in connection with the operation of the mortgaged properties. The modified SouthTrust loan will contain a number of customary affirmative covenants. In addition, Intown, the encumbered subsidiaries and Holding will be required to meet specified financial covenants.

           Of the Reporting Persons listed above, Kappa Alpha, Hibernian and Yeoman (the parent company of Sharwell) were not parties to the Voting Agreement.

           The descriptions of the Voting Agreement and the Merger Agreement contained herein are qualified in their entirety by reference to such agreements, which are incorporated by reference hereto as Exhibits 1 and 2, respectively.

CUSIP No. 86444104                    13D                    Page 10 of 11 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2002


                                      By:  /s/ Raymond A.D. French
                                          --------------------------------------
                                           Raymond A.D. French

                                      KAPPA ALPHA LTD.


                                       By: /s/ Katherine G. Harding
                                          --------------------------------------
                                           Name:  Katherine G. Harding
                                           Title: Director

                                      SHARWELL SECURITIES TRADING LTD.


                                       By: /s/ Paul R. Coulson
                                          --------------------------------------
                                           Name:  Paul R. Coulson
                                           Title: Director

                                      HIBERNIAN INVESTMENT MANAGERS LTD.


                                       By: /s/ Martin Nolan
                                          --------------------------------------
                                           Name:  Martin Nolan
                                           Title: Director

                                      YEOMAN INTERNATIONAL HOLDINGS S.A.


                                       By: /s/ Paul R. Coulson
                                          --------------------------------------
                                           Name:  Paul R. Coulson
                                           Title: Director

CUSIP No. 86444104                    13D                    Page 11 of 11 Pages

                                  Exhibit Index

1. Voting Agreement, dated as of January 29, 2002, among Intown Suites Management, Inc. and certain shareholders of Suburban Lodges of America, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Suburban Lodges of America, Inc. on January 30, 2002).

2. Agreement and Plan of Merger, dated as of January 29, 2002, among Intown Holding Company, L.L.C., Intown Suites Management, Inc., Intown Sub, Inc. and Suburban Lodges of America, Inc. (incorporated by reference to Exhibit
     2.1 to the Current Report on Form 8-K filed by Suburban Lodges of America, Inc. on January 30, 2002).

3. Joint Filing Agreement, dated the 16th of April 2001 (incorporated by reference to Exhibit 1 to the Reporting Persons' Statement on Schedule 13D, filed on April 16, 2001 with respect to the Common Stock (the "Original
     Schedule 13D").

4. Agreement between Raymond A.D. French, Raymond J.R. French and Alys G.C. French dated the 23rd of March 2001 (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

5. Agreement between Raymond A.D. French and Yeoman International Holdings S.A. dated the 24th of May 2000 (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

6. Agreement between Raymond A.D. French and Kappa Alpha Ltd. dated the 1st of September 2000 (incorporated by reference to Exhibit 4 to the Original
     Schedule 13D).

7. Agreement between Raymond A.D. French and Hibernian Investment Managers dated the 26th of March 2001 (incorporated by reference to Exhibit 5 to the Original Schedule 13D).